The share transfer described in this press release involves securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

October 23, 2015

Name of listed company:	THE NISHI-NIPPON CITY BANK, LTD.
Representative:	Hiromichi Tanigawa, President
(Code number: 8327 First Section, Tokyo Stock Exchange, Fukuoka Stock Exchange)
Contact:	Takashige Honda, General Manager, Corporate Planning Division
(TEL: +81-92‐461‐1867)

Notice Concerning Commencement of Consideration of Establishment of a Holding Company Through a Share Transfer

THE NISHI-NIPPON CITY BANK, LTD. (“Bank”) resolved at a meeting of its board of directors held today to commence consideration of an establishment of a holding company through a share transfer as set forth below, subject to obtaining the approval of shareholders of the Bank and regulatory approvals.

Description

1.	Background and other relevant information of the proposed establishment

The Bank was established in October 2004 through the merger between The Nishi-Nippon Bank, Ltd. and The Fukuoka City Bank, Ltd.  Since then, the Bank has made contributions to the development of its home region Fukuoka, Kyusyu while overcoming various business challenges after the merger.  In April 2014, the Bank launched a three-year Medium-Term Business Plan “New Stage 2014 – Working up a Sweat for Our Customers” and has been making efforts to provide high-quality, comprehensive financial services across the Bank group.

On the other hand, from the perspective of the business environment surrounding the Bank group, while globalization of economic activities progresses, circumstances have been changing drastically in Japan due to declining population and super-aged society, changing lifestyles and diversifying values.  Moreover, competition is becoming more intense due to other businesses entering the banking business against the backdrop of advancements in information and communications technology.

The Bank recognizes that preparing to appropriately respond to these changes in the environment is an important business challenge of the Bank group, and has decided to commence consideration of an establishment of a holding company aiming to restructure the Bank group’s management system and increase the Bank group’s collective strength.

The Bank intends to continue to develop the regional economy and realize regional revitalization with all of the Bank group’s strength as a community-rooted, comprehensive financial group.

2.	Timing and method of establishment of the holding company

The Bank will proceed with consideration of an establishment of a holding company through a share transfer around October 2016, subject to obtaining the approval of shareholders of the Bank and necessary regulatory approvals.

Detailed schedule relating to the establishment of the holding company and other specifics, including the method of share transfer, will be provided once they are determined upon future consideration.

End